

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2019

Patrick S. Miles
Chief Executive Officer
Alphatec Holdings, Inc.
5818 El Camino Real
Carlsbad, California 92008

  Re: Alphatec Holdings, Inc.
    Registration Statement on Form S-3
    Filed July 16, 2019
    File No. 333-232664

Dear Mr. Miles:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Electronics and Machinery

cc: Joshua E. Little, Esq.